Exhibit 3
Management’s Discussion and Analysis (“MD&A”)

This MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, or “the Company”), our operations and our present business environment. Unless otherwise specified, all references in this MD&A are to Barrick excluding the impact of the 2006 acquisition of Placer Dome Inc. (“Placer Dome”). It includes the following sections:
■	Our Business — a general description of our core business; our vision and strategy; our capability to deliver results; and key economic trends in our present business environment.

■	Operations Review — an analysis of our consolidated results of operations for the last three years focusing on our material operating segments and the outlook for 2006.

■	Liquidity, Capital Resources and Financial Position — an analysis of cash flows; sources and uses of cash; financial instruments; off-balance sheet arrangements; contractual obligations and commitments; and our financial position.

■	Critical Accounting Policies and Estimates — a discussion of accounting policies that require critical judgments and estimates.
This MD&A, which has been prepared as of February 22, 2006, is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2005 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our “Financial Statements”). You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 29

relating to our Company, including our most recent Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in our MD&A that is unique to the mining industry, readers should refer to the glossary on page 74. All dollar amounts in our MD&A are in US dollars, unless otherwise specified.
     For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Our Business
Core Business
     We are currently one of the world’s largest gold companies in terms of market capitalization, annual gold production and gold reserves. In early 2006, we completed the acquisition of Placer Dome, which will result in a significant increase in the scale of our mining operations. Details of the acquisition can be found on page 41. Our operations in 2005 were concentrated in these regions: North America, Australia/Africa and South America. In 2006, we intend to divide the Australia/Africa region into two separate regions. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its businesses including strategy/ sustainability and managing all aspects of mining operations including exploration, development/ construction, production and closure.
     We generate revenue and cash flow from the production and sale of gold. We sell our gold production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market, gold bullion is sold under gold sales contracts between ourselves and various third parties, or gold concentrate is sold to independent smelting companies.

30 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Vision and Strategy
     Our vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.
     Our goal is to create value for our shareholders. We reinvest cash flow from our mines in exploration, development projects and other investments to work towards sustainable growth in gold production and cash flow. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time, but shorter-term priorities are also set for current areas of focus.

Long-term	Focus Areas		Measures
Strategy Elements

Growth in reserves and production	■	Growth at existing mine sites by finding new reserves and converting mineralized material to reserves.	■	Additions to and size of reserves and mineralized material.
	■	Growth through successful exploration focused principally in key exploration districts (Goldstrike, Frontera, Lake Victoria and in Russia/Central Asia).	■	Consistent investment in exploration and development.
	■	Growth through targeted acquisitions.	■	Growth in annual gold production.
	■	Advance the development of Cowal, Pascua-Lama, East Archimedes and Buzwagi as well as newly acquired Placer Dome projects, including Pueblo Viejo, Cortez Hills and Donlin Creek.	■	Construction progress versus estimates.
	■	Continue to develop a business unit in Russia/Central Asia.	■	Actual construction costs versus estimates.

Operational	■	Control costs.	■	Total cash costs per ounce.[1]
excellence		— Global supply chain management.	■	Amortization per ounce.[1]
		— Continuous improvement initiatives.	■	Ore throughput and equipment
		— Currency, interest rate and commodity hedge programs.		utilization statistics.
	■	Improve productivity through continuous improvement initiatives.	■	Liquidity — operating cash flow and credit ratings.
	■	Effective assessment and management of risk.	■	Key balance sheet ratios.
	■	Effective capital allocation.
	■	Secure efficient sources of funding for capital needs.

Strengthen the	■	Workforce — identify and develop talent.	■	Talent review and performance management.
organization	■	Leadership development and succession planning.
	■	Adopt best practices in corporate governance, including strengthening internal controls over financial reporting.	■	Compliance with applicable corporate governance legislation.

Responsible	■	Reinforce health and safety culture.	■	Safety leadership and other training initiatives.
mining	■	Enhance environmental performance, including use of innovative technology to protect the environment.	■	Medical aid injury frequency.
	■	Maintain positive community and government relations.	■	Environmental performance.
			■	Compliance with regulatory requirements.

1.	For more information on total cash costs per ounce performance measures, see pages 44–45.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 31

Capability to Deliver Results
Resources and processes provide us with the capability to execute our strategy and deliver results. The critical ones are:
Experienced Management Team and Skilled Workforce
We have an experienced management team that has a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategy. We are focusing on leadership development for key members of executive-level and senior mine management.
     A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites presents challenges in maintaining a skilled workforce. Competition for well-trained and skilled employees is high in our industry, so we are focusing on employee retention, recruiting skilled employees, and positive labor relations. We maintain training programs to develop the skills that certain employees need to fulfill their roles and responsibilities. Priorities for our Human Resources group include strengthening our workforce, developing employee leadership skills and succession planning. We are implementing Human Resource system solutions to enhance our ability to analyze and manage labor costs, productivity and other key statistics to help us effectively manage the impact our workforce has on our mining operations.
Environmental, Health and Safety
As part of our commitment to corporate responsibility, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. In 2005, we continued to focus on enhancing leadership and personal commitment through the development of our health and safety risk management guidelines, which were successfully piloted at one of our mine sites; training for all levels of supervision and management through our “Courageous Safety Leadership” program; and the full implementation of processes at both corporate and regional locations that support governance and accountability measurements. Key areas of focus for 2006 will include safety leadership through training and health and safety risk management practices; designing and enhancing processes and programs to ensure safety requirements are met; and communicating a safety culture as part of Barrick’s core values.
     We are subject to extensive laws and regulations governing the protection of the environment, endangered and protected species, waste disposal and worker safety. We seek to continuously implement operational improvements to enhance environmental performance. We have environmental groups at the corporate, regional business unit and operating site levels to support our environmental efforts. In 2005, we established an Environmental, Health, Safety and Sustainability Committee to establish policy direction for environmental performance. We became a signatory to the International Cyanide Management Code and committed to certification of all of our operations. In 2005, we also became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. To provide further guidance toward achieving our environmental objectives, we developed a new Environmental Management System Standard in 2005. Each year, we issue a Responsibility Report that outlines our environmental, health and safety and social responsibility performance for the year.

32 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Cost Control and Supply Sourcing
Successful cost control and supply sourcing depends upon our ability to obtain and maintain adequate quantities of equipment, consumables and supplies as required by our operations at competitive prices. Our Supply Chain group is focusing on improving long-term cost control and sourcing strategies, for major consumables and supplies used in our mining activities, through global commodity purchasing teams. It also facilitates knowledge sharing across our global business and implementation of best practices in procurement. We continue to develop strategies to help us analyze and source consumables and supplies at the lowest cost over the life of a mine, including where appropriate, long-term alliances with certain suppliers to ensure adequate supply is maintained.
     Maintenance represents a significant component of operating costs at our mines and impacts the availability of plant and equipment. Our Global Maintenance team is working to reduce maintenance costs and increase equipment utilization through an internal maintenance community. Key areas of focus include setting business process standards for maintenance to optimize usage of mine equipment and enable cost-effective purchasing of mine equipment. They are implementing a global maintenance system, based on the principles of Total Production Maintenance, to facilitate the sharing of best practices across the Company and to track capital equipment statistics such as utilization, availability and useful lives.
Information Management and Technology
Our Information Management and Technology group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy elements. It manages significant risks, such as information security; risks relating to the implementation of new applications; and the risk of failure of critical systems. We are implementing strategies to mitigate these risks, including monitoring operating procedures and the effectiveness of system controls to safeguard data, evaluating the effective use of technology and maintaining disaster recovery plans. Other areas of focus include working with other functional groups to reduce technology diversity by standardizing system solutions, and ongoing analysis of business needs and the potential benefits that can be gained from system solution enhancements.
Continuous Improvement
Our Continuous Improvement (“CI”) group is focused on instilling a continuous improvement culture across the Company to increase shareholder value by reducing costs, improving throughput/productivity, and improving quality and safety. Our CI group coordinates annual operational/business reviews to identify and prioritize improvement opportunities. The group also facilitates strategic planning sessions to develop our business strategy.
Internal Controls Over Financial Reporting and Disclosure
We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, where appropriate, to improve the effectiveness of controls. In 2005, we focused on the design, testing and assessment of the effectiveness of internal controls over financial reporting to enable us to meet the certification and attestation requirements of the Sarbanes-Oxley Act (“SOA”) for 2006. We presently file management certifications annually under Section 302 and Section 906 of the SOA, and expect to comply with the reporting requirements of Section 404 of the SOA as required by law.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 33

     We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Key Economic Trends
In 2005, there has been a continuation of the trend of higher gold and silver prices which, while benefiting gold revenues and by-product credits, also leads to higher gold royalty expenses. A trend of inflationary pressure on the cost of labor, other commodities and consumables, such as oil, natural gas and propane, has caused upward pressure on production costs. We believe that other companies in the gold mining industry are experiencing similar trends. The Placer Dome acquisition will lead to a general increase in the magnitude of the effect of these economic factors on our business.
Gold, Silver and Copper Prices
Market gold prices have a significant impact on our revenue. Silver prices impact total cash costs per ounce1 of gold as silver sales are recorded as a by-product credit. These prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control.
     Gold prices followed an upward trend in 2005, closing the year at $513 per ounce. This trend continued into 2006 with gold reaching a 25-year high of $572 per ounce in early February 2006. In contrast to 2004, the correlation between gold prices and the Euro has lessened, which suggests that exchange rates have become less important in determining gold prices. Other economic influences such as supply and demand, oil prices, trade deficits and US interest rates are important factors in explaining gold price movements. Demand for gold continues, with reports that certain central banks are considering buying gold to add to their reserves, and strong jewelry demand in China and India. The prospects for gold as an investment remain favorable, particularly in response to any global economic/political uncertainty. The past few years have seen a resurgence in gold as an investment vehicle, with more readily accessible gold investment opportunities (such as gold exchange traded funds — “ETFs”).
     Over the last three years, our realized gold sales prices have tracked the rising market gold price. Periods when our average realized price was below average market prices were primarily caused by us voluntarily choosing to deliver into gold sales contracts at dates earlier than the final contractual delivery date and at prices lower than prevailing market prices to reduce outstanding gold sales contracts.

1.	Total cash costs per ounce excludes amortization, see pages 44-45 for further information on this performance measure.

34 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Silver rallied along with gold at the end of 2005, despite continued news that attrition in the US photographic market would depress demand. Silver prices have had support from industrial consumers as technological advances continue to provide silver with new uses, as well as robust jewelry demand from India. The last three years have seen a decline in our silver production, as reserves at our Eskay Creek mine are depleted and the mine approaches the end of its life. After Pascua-Lama begins production, we expect that the quantities of silver we produce will increase significantly.
The acquisition of Placer Dome will lead to copper prices having a more significant effect on our results due to copper production from the Zaldivar copper mine and the Osborne gold and copper mine. In 2005, these mines combined produced 359 million pounds of copper. Copper prices rose 67% in 2005 as a result of supply reductions, smelter bottlenecks, and low global copper inventory levels, combined with ongoing high levels of copper demand. In early February 2006, copper prices reached a high of $2.33 per pound. In 2006, we purchased put options to protect revenue on approximately 300 million pounds of expected 2006 copper production. These options guarantee a minimum price of $2.00 per pound, while allowing us to fully participate in higher spot copper prices.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 35

Currency Exchange Rates
Results of our mining operations in Australia and Canada, reported in US dollars, are affected by exchange rates between the Australian and Canadian dollars and the US dollar, because a portion of our annual expenditures are based in local currencies. Placer Dome has a mine located in South Africa that will cause us to also have economic exposure to the South African Rand in the future.
     A weaker dollar would cause costs reported in US dollars to increase. The Canadian dollar outperformed most major currencies in 2005, including the US dollar, mainly due to sustained higher energy prices and global investor interest in resource assets. We expect the Canadian dollar to remain strong in 2006. The Australian dollar remains steady, mainly due to higher commodity prices, and the exchange rate with the US dollar was fairly stable in 2005. The Rand has shown increased stability against the US dollar in 2005 as compared to previous years, mainly due to increased liquidity and continued strong foreign direct investment in South Africa.

36 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

     We have a currency hedge position as part of our strategy to control costs by mitigating the impact of volatility in the US dollar on Canadian and Australian dollar-based costs. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2005 — $100 million; 2004 — $96 million; and 2003 — $58 million. These gains are reflected in our operating costs.
     Our currency hedge position at the end of 2005 provides protection for our Canadian and Australian dollar-based costs for a significant portion of the next three years. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher because some of the contracts were added over time as the US dollar weakened. The average rates of currency contracts over the next three years are $0.68 for Australian dollar contracts and $0.76 for Canadian dollar contracts. Beyond the next three years, most of our Canadian and Australian dollar-based costs are subject to market currency exchange rates, and consequently costs reported in US dollars for our Australian operations and our Canadian operations could increase if currency exchange rates against the US dollar remain at present levels.
Inflationary Cost Pressures
Our industry is experiencing significant inflationary cost pressures for many commodities and consumables used in the production of gold, as well as, in some cases, constraints on supply. These pressures have led to a trend of higher production costs reported by many gold producers, and we have been actively seeking ways to mitigate these cost pressures. In the case of diesel fuel and propane, we put in place hedge positions that have been successful in mitigating the impact of recent price increases to a significant extent. For other cost pressures, we have been focusing on supply chain management and continuous improvement initiatives to mitigate the impact on our business.
Fuel
We consume on average about 2 million barrels of diesel fuel and approximately 24 million gallons of propane annually across all our mines.
Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand increasing and oil supply disruptions in 2005, oil prices rose from $43 per barrel at the start of the year to $61 per barrel at the end of the year. To help control the costs of fuel consumption, we have a fuel hedge position totaling 2 million barrels, which represents about 25% of our total estimated consumption in each of the next four years. The fuel hedge contracts are primarily designated for our Goldstrike, Round Mountain, and Kalgoorlie mines. The average hedge rate of our fuel contracts is $44 per barrel. In 2005, we realized benefits in the form of fuel hedge gains totaling $9 million (2004: $4 million; 2003: nil), when fuel hedge prices were compared to market prices. These gains are reflected in our operating costs. If the trend of high diesel fuel prices continues, this could impact future gold production costs.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 37

     Propane prices rose from $0.76 per gallon at the start of 2005 to $1.04 at the end of the year. Propane prices have increased mainly due to a substitution of propane for natural gas by some consumers that caused an increase in demand for propane. To help control the costs of propane consumed at our mines, we have a propane hedge position totaling 17 million gallons, which represents about 70% of our estimated future propane consumption through to the end of 2006, at an average price of $0.79 per gallon. We realized hedge gains totaling $1 million in 2005 (2004 and 2003: nil), when market prices were compared to our propane hedge prices. These gains are reflected in our operating costs.
Electricity
We purchase about 1.6–1.7 million megawatt hours of electricity annually across all our mines. We buy electricity from regional power utilities, and in addition at some mines we generate our own power. Fluctuations in electricity prices are generally caused by local economic factors and impact costs to produce gold. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as excess demand for electricity. Natural gas prices rose in North America in 2005, as Hurricane Katrina and other factors caused a tightening of supply that has not fully recovered yet.
     To partially mitigate the impact of rising electricity costs, we built a 115-megawatt natural gas-fired power plant that became operational in the fourth quarter of 2005. This power plant provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at the mine.
Consumables
With increasing demand for tires and limitations in supply from tire manufacturers, costs have been rising and some companies have experienced difficulty securing tires. We have been seeking to mitigate this cost pressure by finding ways to extend tire lives and looking at various alternatives for supply. In 2006, our focus will be to complete a tire tender process and sign long-term agreements with preferred tire suppliers to ensure that we continue to receive an adequate supply of tires for our mines and development projects. The limited availability of tires has not had a significant impact on productivity at our mines.
     Prices for certain other consumables, such as cyanide and explosives, have also been generally increasing, which in turn leads to higher mining and processing costs. In 2005, we benefited from contract pricing for cyanide that was below the prevailing market price. For 2006, we expect to procure most of our cyanide at market prices, with price increases due to higher costs for caustic soda and natural gas. For explosives, we experienced price increases in 2005 because natural gas and ammonia are both used in the production of ammonium nitrate explosives. We are evaluating alternatives to reduce consumables costs through supply chain and continuous improvement initiatives.
Labor Costs
With high demand for experienced miners and relatively inflexible supply, the industry has been facing upward pressure on labor costs, as well as higher turnover rates in some cases, due to the strong demand. Labor cost pressures have been most significant in Australia.

38 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

US Dollar Interest Rates
     Short-term US dollar interest rates rose in 2005 as the US Federal Reserve continued its tightening cycle. We expect long-term interest rates to rise as the front end of the curve rises due to inflation risks. Volatility in interest rates mainly affects interest receipts on our cash balances ($1 billion cash at the end of 2005), and interest payments on variable-rate debt ($0.6 billion of variable-rate debt at the end of 2005). Based on the relative amounts of these variable-rate financial assets and liabilities, rising interest rates would have an overall positive impact on our results. The relative amounts of variable-rate financial assets and liabilities may change in the future depending upon the amount of operating cash flow we generate as well as amounts invested in capital expenditures.
     In response to the volatility in interest rates, we have used interest rate swaps to alter the relative amounts of variable-rate financial assets and liabilities and to mitigate the overall impact of changes in interest rates. Management of interest-rate risk takes into account the term structure of variable-rate financial assets and liabilities. On $425 million of our cash balances, we have fixed the interest rate through 2007 at 3.63% using interest rate swaps. These interest rate swaps generated hedge gains, when rates under the swaps are compared to market interest rates, totaling $6 million in 2005; $19 million in 2004; and $18 million in 2003. In the future, we may alter the notional amounts of interest rate swaps outstanding as the relative amounts of variable-rate assets and liabilities change to manage interest rate risk.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 39

Operations Review

Selected Annual Information

For the years ended December 31
($ millions, except per share
and per ounce data in dollars)	2005	2004	2003

Gold production (000’s of ounces)	5,460	4,958	5,510
Gold sales
000’s of ounces	5,320	4,936	5,554
$ millions	$2,350	$1,932	$2,035
Market gold price[1]	444	409	363
Realized gold price[1]	439	391	366
Total cash costs[1,2]	227	214	189
Amortization[1]	76	86	90
Total production costs[1]	303	300	279
Net income	401	248	200
Net income per share
Basic	0.75	0.47	0.37
Diluted	0.75	0.46	0.37
Cash inflow (outflow)
Operating activities	726	509	519
Capital expenditures	(1,104)	(824)	(322)
Other investing activities	(76)	3	(12)
Financing activities	93	740	(266)
Cash position — end of year	1,037	1,398	970
Total assets	6,862	6,287	5,345
Total long-term financial liabilities	$1,780	$1,707	$789
Gold reserves
(millions of contained ounces)[a]	88.6	89.1	85.9

1.	Per ounce weighted average.

2.	Total cash costs per ounce statistics exclude amortization. Total cash costs per ounce is a performance measure that is used throughout this MD&A. For more information see pages 44-45.
Executive Overview and 2006 Outlook
In 2005, we produced 5.5 million ounces of gold at average total cash costs of $227 per ounce, in line with our original guidance for the year. The contribution to gold production from three new mines, Tulawaka, Lagunas Norte and Veladero, more than offset slightly lower production from Eskay Creek and Plutonic. Through our currency and commodity hedge programs, and supply chain initiatives, we were able to mitigate to some extent the impact of inflationary cost pressures.
     We had earnings of $401 million ($0.75 per share) and generated operating cash flow of $726 million ($1.35 per share) in 2005.
Key Factors Affecting Earnings

For the years ended December 31	Refer
($ millions)	to page

Net income — 2004			$248
Increase (decrease)
Higher realized gold prices	43	$255
Higher sales volumes[1]	43	35
Higher total cash costs	44	(69)
Lower amortization rates per ounce	50	53
Lower interest expense	51	12
Higher income tax expense[2]	53	(36)
Special items[3]	41	(111)
Other	52	14
Total increase			$153

Net income — 2005			$401

1.	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization.

2.	Excluding the impact of the tax effects of special items.

3.	Special items are post-tax and exclude the impact on the period of deferred stripping accounting changes.
At year-end, on a pro forma basis, we had proven and probable reserves, including reserves of 88.6 million ounces at our existing properties and our acquired interest in Placer Dome reserves of 50.1 million ounces of goldb, of 138.7 million ounces of golda, b, based on a $400 per ounce gold price assumption and 6.15 billion pounds of copperb, after adjusting for the anticipated sale of certain assets to Goldcorp.
     We continued to effectively support and shape our growth profile, including a focus on Russia and Central Asia, and to make significant progress on the development of our new generation of mines. The Tulawaka, Lagunas Norte and Veladero mines began production in 2005, and we expect our fourth new mine, Cowal in Australia, to commence its first gold production in first quarter 2006. We continued work on advancing our other projects, including

a.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material. Barrick is currently assessing the implications of conditions contained in the resolution issued by Chilean regulatory authorities approving the environmental impact assessment for the Pascua-Lama project. It is possible that following the completion of such assessment, up to 1 million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for US reporting purposes. For a breakdown of reserves by category and additional information relating to reserves, see pages 125-129 of this Annual Report.

b.	For a breakdown of Placer Dome’s reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome’s press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome’s previously established policies and procedures, and have not been independently verified by Barrick Gold Corporation. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Barrick does not intend to report mineralization at the Pueblo Viejo project as a reserve for US reporting purposes at this time.

40 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Buzwagi and Kabanga in Tanzania, Pascua-Lama in Chile/Argentina and East Archimedes in Nevada. We have the capital resources to fund our development projects without the need for any equity dilution. In 2005, we issued $50 million of public debt in Peru and drew down $129 million under our Peru lease and Veladero project financings. We continue to have the gold mining industry’s only A credit rating (A–), as rated by Standard & Poor’s.
Special Items — Effect on Earnings Increase (Decrease) ($ millions)

		2005		2004		2003
	Refer to
For the years ended December 31	page	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains	52	$6	$4	$5	$9	$71	$60

Gains on sale of investments, interests in mining properties and Kabanga transaction	52	37	35	42	31	40	32

Impairment charges on investments, long-lived assets and royalty interest	52	(16)	(16)	(144)	(99)	(16)	(14)

Changes in asset retirement obligation cost estimates at closed mines	52	(15)	(11)	(22)	(17)	(10)	(10)

Deferred stripping accounting changes
Cumulative effect	65	6	6	—	—	—	—
Impact on the period compared to previous policy	65	64	44	—	—	—	—

Resolution of Peruvian tax assessment
Outcome of tax uncertainties	53	—	—	—	141	—	—
Reversal of other accrued costs	53	—	—	21	15	—	—

Deferred tax credits
Change in Australian tax status	53	—	5	—	81	—	—
Release of valuation allowances	53	—	32	—	5	—	62

Total		$82	$99	$(98)	$166	$85	$130

Cash Flow
In 2005, our cash position decreased by $361 million. We generated $726 million of operating cash flow, $217 million higher than in 2004, mainly because of higher gold sales volumes and realized gold prices, partly offset by higher total cash costs. Capital expenditures were $1.1 billion, $280 million higher than in 2004, due to the levels of construction activity at our development projects. We received $93 million from financing activities in 2005, including $92 million in proceeds on the exercise of stock options and $179 million in proceeds from various financing facilities used to fund construction at our development projects, partly offset by $59 million of scheduled repayments on financing facilities and dividend payments of $118 million.
Acquisition of Placer Dome
In early 2006, we completed the acquisition of Placer Dome. We expect that the total cost of acquisition will be about $10.1 billion. We will consolidate Placer Dome’s results of operations from January 20, 2006. Placer Dome is one of the world’s largest gold mining companies, with gold mineral reserves of 60.4 million ounces and copper reserves of 6.15 billion pounds at December 31, 2005. Placer Dome produced 3.6 million ounces of gold and 359 million pounds of copper in 2005. It has 12 producing mines based in North America, South America, Africa and Australia/New Guinea, and three significant projects that are in various stages of exploration/development. Its most significant mines are Cortez in the United States, Zaldívar in Chile, Porgera in New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 41

Viejo in the Dominican Republic. We plan to sell Placer Dome’s Canadian mines to Goldcorp Inc. (“Goldcorp”), as well as certain other interests in mineral properties. As at February 17, 2006, Placer Dome had a committed gold hedge position totaling approximately 6.2 million ounces. We plan to focus on reducing this acquired hedge position further over time, consistent with the plans for our existing gold hedge position.
     We believe that the business combination between Barrick and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry. This business combination further strengthens our position in the industry, with respect to reserves, production, our development pipeline and balance sheet. We expect that the combination will yield synergies from the combined companies of approximately $200 million annually beginning in 2007. We expect to realize the synergies in the following areas:
■	Operations — through the optimization and sharing of mining and processing infrastructure in common jurisdictions, including Nevada, Australia and Tanzania;

■	Exploration — by carefully assessing our exploration spending and focusing on the most prospective areas and reducing the overall exploration spending of the combined enterprise;

■	Administration — by eliminating duplication of offices and overheads;

■	Procurement — through the improved purchasing power of the larger enterprise; and

■	Finance and Tax — by realizing tax synergies in certain jurisdictions, opportunities for debt optimization and a lower overall cost of capital resulting from a larger balance sheet.
Sale of Certain Placer Dome Operations to Goldcorp
Goldcorp has agreed, subject to certain conditions, to acquire all of Placer Dome’s Canadian operations (other than its offices in Vancouver and Toronto), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of about $1.5 billion. We expect that the sale of these operations to Goldcorp will close in the first half of 2006. Until closing, we expect to consolidate the results of these operations, and we do not expect to record any significant gain or loss on closing of the sale.
Selected Pro Forma Consolidated Financial Information (Unaudited)

				Pro forma
				combined
	As reported		Pro forma	Barrick/
($ millions, except per share data in dollars)	Barrick	Placer Dome	adjustments[1]	Placer Dome

Income statement — For the year ended December 31, 2005
Sales
Gold	$2,350	$1,458	$(251)	$3,557
Copper	—	520	—	520

Total sales	2,350	1,978	(251)	4,077

Costs and expenses	1,853	1,781	(240)	3,394
Income before income taxes and other items	455	113	(12)	580
Net income	401	80	8	489
Net income per share — basic and diluted	0.75	0.18		0.57

Balance sheet — As at December 31, 2005
Cash	1,037	880	308	2,225
Other current assets	711	769	(31)	1,449
Non-current assets	5,114	4,045	(978)	8,181
Unallocated purchase price	—	—	7,221	7,221
Current liabilities	560	546	1	1,107
Long-term debt	1,721	1,107	—	2,828
Other non-current liabilities	731	801	998	2,530

Net assets	$3,850	$3,240	$5,521	$12,611

1.	Adjustments to reflect certain estimated effects of purchase accounting and the estimated effects of the sale of certain Placer Dome operations to Goldcorp. See note 3 to the Financial Statements for details.

42 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

The pro forma information has been presented for illustrative purposes only to show the effect of the acquisition of 100% of Placer Dome by Barrick as though it had occurred on January 1, 2005 for the pro forma unaudited selected income statement information. The unaudited selected balance sheet information as at December 31, 2005 was prepared using the consolidated balance sheets of Barrick and Placer Dome as at December 31, 2005. Certain adjustments have been reflected in this pro forma information to illustrate the effects of harmonizing accounting policies and purchase accounting, and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. We will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise upon the acquisition.
     This unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods. Results of operations for Placer Dome could differ materially from those recorded in 2005 due to the effects of purchase accounting, the harmonization of Placer Dome’s accounting policies with Barrick’s accounting policies, and other factors such as the key economic trends described on pages 34 to 39. As a result of the bid process, Placer Dome’s 2005 income statement reflects approximately $21 million of non-recurring transaction-related costs. Any potential synergies that may be realized, and integration costs that may be incurred, have been excluded from the pro forma information. The information prepared is only a summary, and more details can be found in note 3 to the Financial Statements.
2006 Outlook
In 2006, we expect to produce between 8.6 to 8.9 million ounces of gold at total cash costs of $275 to $290 per ounce and approximately 350 million pounds of copper at total cash costs of about $1.10 per pound including the contribution from the Placer Dome operations after adjusting for the sale of certain operations to Goldcorp. Copper total cash costs per pound include the impact of purchase accounting fair value adjustments. Excluding these one-time, non-cash accounting adjustments, copper cash costs would be lower by approximately $0.35 per pound. The overall average total cash costs per ounce of Placer Dome’s gold production is higher than the average for the existing Barrick mines, and consequently, we expect that the overall average total cash costs per ounce of our gold production will increase following the acquisition. We expect the overall amortization expense may increase following the completion of the purchase price allocation.
Consolidated Gold Production and Sales
By replacing gold reserves depleted by production year over year, we can maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or locating new deposits. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Given that gold exploration is speculative in nature, some exploration projects may prove unsuccessful.
     Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena such as inclement weather conditions, floods, and earthquakes and unexpected labor shortages or strikes. Total cash costs per ounce are also affected

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 43

by ore metallurgy that impacts gold recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.
     In the first half of 2005, ounces produced and sold were similar to the first half of 2004. In the second half of 2005 compared to the same period in 2004, ounces produced increased by about 32%, while ounces sold increased by 26% as production and sales began at Lagunas Norte and increased at the Goldstrike Open Pit while only production began at Veladero.
     In 2005, we sold most of our production at market prices, and delivered approximately 0.8 million ounces into gold sales contracts. We realized an average gold sales price of $439 per ounce, $48 higher than in 2004, mainly due to higher market gold prices. The price realized for gold sales in 2006 and beyond will depend on market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.
Consolidated Total Cash Costs per Ounce2

(in dollars per ounce)
For the years ended December 31	2005	2004	2003

Cost of gold sales[1]	$255	$248	$210
Currency/commodity hedge gains	(21)	(19)	(12)
By-product credits	(25)	(30)	(21)
Royalties/mining taxes	16	13	12
Accretion/other costs	2	2	2

Total cash costs[2]	$227	$214	$191

1.	At market currency exchange and commodity rates.

2.	Total cash costs per ounce excludes amortization — see page 45.
Total cash costs for 2005 were in line with the original full-year guidance, but higher than in 2004, primarily due to inflationary cost pressures experienced in 2005, partly offset by the start-up of low-cost production from Lagunas Norte, the availability of higher-grade ore at Goldstrike Open Pit, and the impact of the change in accounting for stripping costs (see page 65).
Total Cash Costs Performance Measures
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, mining taxes and accretion expense, except for amortization. Total cash costs per ounce is calculated by dividing the aggregate of these costs by gold ounces sold. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. On our income statement we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales on the income statement. We have provided below a reconciliation to illustrate the impact of excluding amortization from cost of sales and total cash costs per ounce statistics.
     In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce statistics as a key performance measure internally to monitor the performance of our mines. We use the statistics to assess how well our mines are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization cost per ounce statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in the statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
     The principal limitation associated with total cash costs per ounce statistics is that they do not reflect the total costs to produce gold, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce statistics.

44 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

     Total cash costs per ounce statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Amortization from Total Cash Costs Per Ounce

($ millions, except per ounce
information in dollars)
For the years ended December 31	2005	2004

Cost of sales per Barrick income statement	$1,214	$1,047
Amortization at producing mines	409	425

Cost of sales including amortization	$1,623	$1,472
Ounces sold (thousands)	5,320	4,936

Total cash costs per ounce as reported	$227	$214
Amortization per ounce	76	86

Cost of sales (including amortization) per ounce	$303	$300

Results of Operating Segments
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold sold in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment expenses, and should be read in conjunction with the mine statistics presented on pages 26-27.
     Conducting mining activities in certain countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and tax implications on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.
     For development projects, we prepare estimates of capital expenditures, reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and also the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for development projects reflect expensed mine start-up costs.
North America
In 2005, the region produced 2,863,000 ounces (2004: 2,963,000 ounces) at total cash costs of $244 per ounce (2004: $223 per ounce). Gold production in 2005 was within full-year production guidance and slightly lower than 2004 as higher production at Goldstrike Open Pit was offset by slightly lower production at Goldstrike Underground, the processing of fewer tons at Eskay Creek in 2005 and the cessation and sale of mining operations at Holt-McDermott in 2004. In 2005, total cash costs per ounce increased over 2004 due to lower production levels at Goldstrike Underground and inflationary cost pressures, partly offset by higher toll milling credits and the impact of the change in accounting for stripping costs (see page 65). Total cash costs per ounce were slightly better than the full-year guidance as a result of higher production at Goldstrike Open Pit, partly offset by higher costs at Goldstrike Underground and Round Mountain.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 45

Goldstrike Open Pit, United States
Production was higher in 2005 than 2004 as a result of mining in areas of the pit with higher ore grades, on completion of the ninth west layback in the second half of the year, partly offset by lower tons processed in the first half of the year due to above average rainfall that impacted mining rates, harder ore encountered that impacted milling rates, and higher toll milling volumes in 2005. Total cash costs per ounce in 2005 were lower than both guidance and 2004 due to the higher production levels and higher toll milling credits, as well as the impact of the change in accounting for stripping costs (see page 65), partly offset by the impact of inflationary cost pressures and higher royalties due to higher market gold prices.
Goldstrike Underground, United States
In 2005, there was an increase in drift-and-fill mining due to mine sequencing changes to compensate for difficult ground conditions. Lower mining rates due to the increase in drift-and-fill mining, as well as a temporarily plugged backfill raise, were partly offset by a drawdown of stockpiles in the first half of 2005, resulting in lower gold production than guidance and 2004. Lower production levels combined with inflationary cost pressures, higher ground support costs due to difficult ground conditions, an increase in drift-and-fill mining, and higher royalty costs due to higher market gold prices, resulted in higher total cash costs per ounce in 2005 than in 2004, and slightly higher than the guidance for 2005.
Western 102 Power Plant in Nevada, United States
The 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine was completed and began operating in December 2005. The construction cost was $96 million.
Eskay Creek, Canada
As the mine approaches the end of its reserve life in 2008, lower availability of high-grade direct-to-smelter ore resulted in the mining of more lower-grade ore tons, leading to lower gold production in 2005. Total cash costs per ounce in 2005 were lower than the guidance for the year, but higher than in 2004 due to the lower production levels and lower silver by-product credits (volume-related), partly offset by lower smelter costs and higher silver prices.
Round Mountain (50% Owned), United States
In 2005, higher recoveries of gold from ore placed on the leach pad were offset by slightly lower tons placed on the pad, resulting in slightly lower production in 2005 over 2004. Tons processed and recovery rates each period do not necessarily correlate to the ounces produced in the period as there is a time delay between placing tons on the leach pad and producing gold. Total cash costs per ounce were slightly lower than the guidance for 2005, although higher than 2004, mainly due to the impact of inflationary cost pressures and the change in accounting for stripping costs (see page 65). The joint venture partners have agreed to proceed with a pit expansion project, resulting in an increase in gold reserves, and an extension of the expected mine life from 2010 to 2015.
East Archimedes, United States
In 2004, we made a decision to proceed with the East Archimedes project in Nevada. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at Ruby Hill. Construction capital is estimated at about $75 million over an expected two-year construction phase. Gold production is expected to commence by mid-2007. Project highlights include:
■	Construction capital costs of $35 million were incurred in 2005.

■	The workforce is in place and all major equipment is in service.

■	The remaining balance of the mining fleet was received in fourth quarter 2005.

■	Pre-strip activities are in progress.

46 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

South America
The region produced 1,234,000 ounces in 2005 (2004: 646,000 ounces) at total cash costs of $126 per ounce (2004: $111 per ounce). After achieving production start-up ahead of schedule in mid-June 2005, Lagunas Norte made a significant contribution to the region’s results in the second half of 2005. Veladero had its first gold pour in September 2005 and commenced full production in fourth quarter 2005. We expect these two mines to make a significant contribution to production for the region in 2006 and beyond. In 2005, gold production exceeded guidance for the year due to higher than expected production at Pierina, while total cash costs per ounce were within the range of guidance provided for the year. Total cash costs per ounce were higher than 2004 due to higher total cash costs per ounce at Pierina.
Pierina, Peru
Although mining at Pierina occurred in higher-grade areas of the pit in 2005, lower quantities of run-of-mine ore were placed on the leach pad than in 2004, which led to slightly lower production in 2005. Total cash costs per ounce increased over 2004 due to the impact of inflationary cost pressures, combined with the impact of higher equipment maintenance, labor and ground support costs, partly offset by higher silver by-product credits and the positive impact of the change in accounting for stripping costs (see page 65). Mining costs per ton of ore were higher in 2005 as tons of waste mined increased over 2004. Gold production and total cash costs per ounce in 2005 were slightly higher than guidance.
Lagunas Norte, Peru
The Lagunas Norte mine achieved start-up in June 2005, ahead of schedule, with a capital construction cost of $323 million. Lagunas Norte produced 550,000 ounces in 2005, at total cash costs of $110 per ounce, with the mining of higher-grade near-surface ore. Both gold production and total cash costs per ounce were within the range of guidance for the year.
Veladero, Argentina
The Veladero mine had its first gold pour, ahead of schedule, in September 2005. Commissioning activities are complete and the mine is ramping up production levels. Capital construction costs for the project were $547 million. The mine produced 56,000 ounces in 2005.
Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/ Argentina, contingent on obtaining the necessary permits, approvals and fiscal regimes. We recently received approval of the environmental impact assessment from Chilean environmental regulatory authorities and we are committed to working within the framework of the Resolution granted to us. The Resolution, which was issued on February 17, 2006, imposes certain conditions in connection with the development of the project. We are currently assessing the implications of such conditions and it is possible that, following completion of such assessment, reserves for US reporting purposes could be reduced by up to 1 million ounces. It is expected that reserves for Canadian reporting purposes would remain unchanged. Approval of the environmental impact assessment by Argentine regulatory authorities is targeted for second quarter 2006. The timing of receipt of such approval, as well as the resolution of some of the other external issues, such as permitting and licensing, cross-border operating issues and fiscal, tax and royalty issues are largely beyond our control.
     Capital and operating cost estimates for the Pascua-Lama project were based on the cost and commodity price environment prevailing at the time of the updated feasibility study, which was finalized in June 2004. The design of the project has been optimized in the course of the permitting process to incorporate additional operating and construction efficiencies, additional environmental mitigation measures, and other project improvements. We are in the course of updating cost estimates to reflect such changes, inflationary cost pressures and higher commodity prices. Although such factors will result

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 47

in some increase in capital and operating cost estimates, based on the current cost and commodity price environment, and combined with other efficiencies, we do not expect significant changes to the overall economics of the project.
Australia/Africa
The region produced 1,332,000 ounces in 2005 (2004: 1,349,000 ounces) at total cash costs of $280 per ounce (2004: $243 per ounce). Lower production in 2005 was mainly due to the discontinuation of open pit mining at Plutonic in second quarter 2005 and lower production at Kalgoorlie in the second half of the year, partly offset by new production from Tulawaka. Total cash costs per ounce were higher in 2005 mainly because of inflationary cost pressures, higher exchange rates under hedge contracts, lower tons mined and produced at Bulyanhulu and lower production levels at Plutonic after open-pit mining ended in second quarter 2005.
Kalgoorlie (50% Owned), Australia
Mill throughput was higher in 2005 due to lower maintenance downtime than in 2004; but gold production was lower in 2005 than 2004. Lower production was the result of mining in lower-grade areas of the pit and lower recovery rates experienced in the second half of 2005, partly offset by higher mill throughput due to improved mill utilization and the positive impact of finer ore sizes. Total cash costs per ounce were within the range of guidance for 2005. The combined impact of lower production levels, inflationary cost pressures and higher exchange rates under hedge contracts, and the effect of the change in accounting for stripping costs (see page 65), resulted in higher total cash costs per ounce in 2005 than in 2004. We are assessing process changes, controls and other management measures for the roaster facility to reduce mercury emissions. Kalgoorlie has installed a first-stage mercury scrubber on its carbon kiln and is assessing the performance of that unit to determine what additional steps might be appropriate. The assessment is continuing, after which we will be able to estimate any capital requirements and operating cost impact associated with such measures.
Plutonic, Australia
Gold production at Plutonic was lower in 2005, as the mine processed fewer tons of ore after open-pit mining ended in second quarter 2005, also resulting in a higher proportion of ore feed from the underground, which is of a higher grade than open-pit ore. Total cash costs per ounce were higher in 2005 than 2004, mainly due to the combined effect of the lower gold production levels, higher equipment maintenance, higher exchange rates under hedge contracts and inflationary cost pressures, partly offset by lower operating costs related to cessation of open-pit mining and the impact of the change in accounting for stripping costs (see page 65). Total cash costs per ounce were slightly higher than guidance while gold production was within the guidance range.
Bulyanhulu, Tanzania
Gold production was lower in 2005, mainly due to a combination of lower tons mined and lower ore grades. Tons mined were lower in 2005, mainly due to reduced equipment availability, a hoist gearbox failure and labor issues due to roster changes in 2005. Ore grades were also lower in 2005 as tons were mined from lower-grade stopes. Total cash costs per ounce in 2005 were higher than guidance and 2004 due to the lower gold production levels, inflationary cost pressures and higher administration and underground maintenance costs.

48 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Cowal, Australia
The Cowal project in Australia remains on schedule for its first gold production in first quarter 2006. Construction costs are anticipated to be about ten per cent over the guidance of about $305 million as a result of the impact of inflationary cost pressures in Australia. We have been taking steps to mitigate cost increases where possible. Project highlights at the end of 2005 include:
■	Capitalized costs, including capitalized interest, were $258 million in 2005.

■	Construction of the systems necessary to process oxide ore were over 85% complete.

■	Pre-commissioning of the process plant started in mid-December 2005 and the electrical transmission line was commissioned in January 2006.

■	Plant-site concrete and buildings were 98% complete.

■	About one million tons of ore have been stockpiled to date.
Buzwagi, Tanzania
The drill program at Buzwagi is substantially complete and the results are being compiled. A pre-feasibility study is complete and will be used to support a reserve of 2.4 million ounces under Canadian reporting standards.1 The permitting process is underway with the Tanzanian authorities and an engineering project consultant has been assigned to initiate a feasibility study to support a production decision.
Kabanga (50% Owned), Tanzania
In April 2005, we entered into a joint-venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concessions in Tanzania. Falconbridge acquired a 50% indirect interest in respect of the Kabanga project for $15 million cash and a funding commitment. Falconbridge will be the operator of the joint venture. In 2004, the Kabanga project had an estimated inferred resource of 26.4 million tonnes grading 2.6% nickel.1 This resource is currently being updated, based on the field work to be completed in 2006.
     Over the next several years, Falconbridge has agreed to fund and conduct a further $50 million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. Falconbridge has initiated the establishment of a dedicated team in Tanzania to coordinate and advance the work plan. After expenditure of $50 million, Falconbridge will decide on whether to proceed with the project. If Falconbridge proceeds with the project, they will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues and expenditures.
Russia/Central Asia
In 2005, we continued to focus on developing our operations in the region. In April 2005, we spent $50 million to increase our ownership in Highland Gold Mining PLC (“Highland Gold”) from 14% to 20%. Our 20% ownership interest is reflected in our Financial Statements and production statistics on an equity basis. We continue to work with Highland Gold on projects where we have the option to acquire a joint interest. We established a project office in Moscow and appointed a Regional Vice President to lead the development of our business in the region.

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material. For additional information on reserves see the tables on pages 126-129.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 49

Other Costs and Expenses
Exploration, Development and Business Development Expense

($ millions)
For the years ended December 31	2005	2004	2003	Comments on significant trends and variances

Exploration
North America	$29	$26	$19	2005 vs 2004 — Higher activity at Goldstrike. 2004 vs 2003 — Higher activity at Goldstrike, Eskay Creek and Round Mountain.

Australia/Africa	41	38	22	2005 vs 2004 — Higher activity at Bulyanhulu. 2004 vs 2003 — Higher activity in Tanzania, primarily at the Buzwagi project.

South America	19	20	19

Russia/Central Asia	6	5	4	2005 vs 2004 — Higher activity to support development of the new business unit.

Other countries	3	1	—

Mine development	12	22	53	2005 vs 2004 — In 2004, we expensed Lagunas Norte development costs totaling $9 million until May 1, when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes. 2004 vs 2003 — In 2003, we expensed development costs at Lagunas Norte totaling $29 million, and at Veladero totaling $18 million until October 2003 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes.

Non-capitalizable project costs	16	7	—	Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized.

Business development/other	15	22	20	2005 vs 2004 — Decrease in overhead costs associated with the administration of exploration and development programs.

Total	$141	$141	$137

Amortization Expense

		Incr. (decr.)
($ millions, except per		due to
ounce amounts in dollars)
For the years ended	2005	Sales		2004	2005	2004
December 31	Amount	volumes[1]	Other	Amount	Per ounce	Per ounce	Comments on other variances

Goldstrike Open Pit	$90	$3	$4	$83	$60	$61	Capital additions in 2005, partly offset by an increase in reserves.

Goldstrike Underground	60	(6)	—	66	119	120	Capital additions in 2005, offset by an increase in reserves.

Eskay Creek	26	(21)	(4)	51	153	176	Writedown of book value in 2004, partly offset by an increase in amortization due to a decrease in reserves.

Round Mountain	17	—	—	17	45	47	Capital additions in 2005, offset by an increase in reserves.

Lagunas Norte	29	29	—	—	53	—

Pierina	72	(2)	(33)	107	115	165	Increase in reserves and transfer of certain assets to Lagunas Norte in 2005.

Kalgoorlie	20	(3)	3	20	49	44	Capital additions in 2005.

Plutonic	10	(2)	1	11	39	34	Capital additions in 2005.

Bulyanhulu	34	(2)	2	34	113	100	Capital additions in 2005.

Other mines	51	13	2	36	63	59

Sub total	409	9	(25)	425
Corporate assets	18			27

Total	$427			$452

1.	For explanation of changes in sales volumes refer to page 43.

50 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Amortization Expense (cont’d)

($ millions, except per		Incr. (decr.)
ounce amount in dollars)		due to
For the years ended
December 31	2004	Sales		2003	2004	2003
	Amount	volumes[1]	Other	Amount	Per ounce	Per ounce	Comments on other variances

Goldstrike Open Pit	$83	$(4)	$—	$87	$61	$53	Capital additions in 2004, partly offset by an increase in reserves.

Goldstrike Underground	66	(6)	(1)	73	120	122	Increase in reserves, partly offset by capital additions in 2004.

Eskay Creek	51	(8)	12	47	176	132	Decrease in reserves and capital additions in 2004.

Round Mountain	17	—	(3)	20	47	54	Increase in reserves, and a decrease in property, plant and equipment as amortization exceeds capital additions in the year.

Pierina	107	(48)	(11)	166	165	182	Increase in reserves.

Kalgoorlie	20	1	(1)	20	44	48	Increase in reserves.

Plutonic	11	—	1	10	34	31	Capital additions in 2004, partly offset by an increase in reserves.

Bulyanhulu	34	3	(6)	37	100	123

Other mines	36	(3)	2	37	59	57	Capital additions at Hemlo and Marigold.

Sub total	425	(65)	(7)	497
Corporate assets	27			25

Total	$452			$522

1.	For explanation of changes in sales volumes refer to page 43.
Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2005	2004	2003	Comments

Corporate administration	$71	$71	$73	2004 vs 2003 — Severance costs of $9 million in 2003, with higher regulatory compliance costs in 2004.

Interest income	(38)	(25)	(31)	2005 vs 2004 — Increase in the average cash balance, combined with an increase in market interest rates. 2004 vs 2003 — Lower average cash balances in 2004, combined with higher gains on cash hedges in 2003.

Interest costs

Incurred	125	60	49	Increase mainly due to new financing put in place in 2004 and 2005. Average long-term debt outstanding increased from $0.8 billion in 2003 to $0.9 billion in 2004 to $1.8 billion in 2005.

Capitalized	(118)	(41)	(5)	2005 vs 2004 — Increased amounts were capitalized in 2005 to Pascua-Lama, Cowal, Veladero, and Lagunas Norte development projects as construction costs were incurred and capitalized. Capitalization at Lagunas Norte ceased in third quarter 2005, while capitalization at Veladero ceased in fourth quarter 2005. Average book value of these four projects was $1.3 billion in 2005 and $0.6 billion in 2004. 2004 vs 2003 — Higher amounts were capitalized at development projects due to construction costs capitalized in 2004, and capitalization at Pascua-Lama from July 1, 2004.

Expensed	$7	$19	$44	We expect interest expense to increase in 2006 over 2005 as Lagunas Norte and Veladero started production and ceased interest capitalization in third quarter and fourth quarter 2005, respectively.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 51

Impairment of Long-lived Assets

($ millions)
For the years ended December 31	2005	2004	2003	Comments

Impairment charge — Eskay Creek	$—	$58	$—	In 2004, we completed an impairment test for the Eskay Creek mine, due to a downward revision to reserves, the continued weakening of the US dollar that impacts Canadian dollar operating costs, and upward revisions in asset retirement obligation costs.

Impairment charge — Peruvian exploration properties	—	67	—	We completed an impairment test in 2004 on a group of Peruvian exploration-stage properties based on finalization of the exploration program for the year and an updated assessment of future plans for the property.

Impairment charge — other	—	14	5	2004 includes writedown on various exploration-stage properties.

Total	$—	$139	$5

Other (Income) Expense

($ millions)
For the years ended December 31	2005	2004	2003	Comments

Non-hedge derivative gains	$(6)	$(5)	$(71)	The gains and losses arise primarily due to changes in commodity prices, currency exchange rates and interest rates.

Gains on asset sales	(5)	(36)	(36)	In 2005, we sold certain land positions in Australia. In 2004, we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. In 2003, we sold various mining properties, including several land positions around inactive mine sites in the United States, as well as the East Malartic Mill and Bousquet mine in Canada. The majority of these land positions were fully amortized in prior years and therefore any proceeds generated gains on sale, before selling costs and taxes.

Gain on Kabanga transaction	(15)	—	—	Gain recorded in 2005 relates to the closing of a transaction with Falconbridge.

Gains on investment sales	(17)	(6)	(4)	2005 vs 2004 — $10 million of the gains in 2005 related to the sale of investments held in a rabbi trust for a deferred compensation plan. Other gains in all years mainly relate to the sale of various other investments.

Impairment charges on investments	16	5	11	2005 impairment charge relates to the writedown of two investments which were determined to be impaired. 2003 impairment charge relates mainly to investments under a deferred compensation plan.

Changes in asset retirement obligations at closed mines	15	22	10	Charges relate to revisions to cost estimates at various closed mines.

Environmental remediation costs	13	14	38	In 2003, three North American mines shut down and two South American mines had recently shut down, and as a result the expenditures were very high in this year.

Accretion expense	10	7	7

Currency translation (gains) losses	(3)	1	(2)	In 2005, gains reflect the strengthening of the Canadian dollar on monetary assets.

Other items	59	41	41	Includes charges for World Gold Council fee, legal costs for major litigation and certain costs incurred at our regional business units.

Total	$67	$43	$(6)

52 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Income Taxes

	2005			2004			2003
For the years ended December 31
($ millions, except percentages)			Income tax			Income tax			Income tax
Effective income tax rates	Pre-tax	Effective	expense	Pre-tax	Effective	expense	Pre-tax	Effective	expense
on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)	income	tax rate	(recovery)

Income tax expense before elements below	$455	21%	$97	$45	53%	$24	$222	30%	$67
Change in Australian tax status			(5)			(81)			—
Outcome of tax uncertainties			—			(141)			—
Release of deferred tax valuation allowances recorded in prior years			(32)			(5)			(62)

			$60			$(203)			$5

Income tax expense increased in 2005 in comparison to the tax recoveries in 2004, as the 2004 tax recoveries arose primarily with respect to the change in Australian tax status and the outcome of tax uncertainties. Our underlying tax rate decreased to 21% in 2005 in part due to the impact of a lower amount of deliveries into gold sales contracts in a low tax-rate jurisdiction at prices below the prevailing spot market gold price than in 2004. A shift in the geographic mix of gold production, and therefore income before taxes, towards jurisdictions with lower tax rates also contributed to a reduction in the underlying tax rate.
     As gold prices increase, our underlying tax rate also increases, reaching about 29% with market prices at or above $475 per ounce. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, and any release of deferred tax valuation allowances.
     We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2005, we released valuation allowances totaling $32 million, of which $31 million related to Argentina, in anticipation of higher levels of future taxable income after production began at Veladero, and also due to the impact of higher market gold prices. In 2004, we recorded a tax credit of $141 million on final resolution of a Peruvian tax assessment in our favor, as well as the reversal of other accrued costs totaling $21 million ($15 million post-tax). We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; and also an election to file tax returns in US dollars, rather than Australian dollars. In 2005, we revised our estimate of the revaluation of assets for tax purposes due to the change in status, and recorded a further deferred tax credit of $5 million.
     The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 71.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 53

Quarterly Information

	2005				2004
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold sales	$776	$627	$463	$484	$501	$500	$454	$477
Net income	175	113	53	60	156	32	34	26
Net income per share — basic (dollars)	0.33	0.21	0.10	0.11	0.30	0.06	0.06	0.05
Net income per share — diluted (dollars)	0.32	0.21	0.10	0.11	0.29	0.06	0.06	0.05

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising gold production and sales volumes as our new mines began production in 2005. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 54.
Fourth Quarter Results
In fourth quarter 2005, we produced 1.65 million ounces at total cash costs of $221 per ounce1 compared to 1.17 million ounces at total cash costs of $223 per ounce in the prior-year quarter. Revenue for fourth quarter 2005 was $776 million on gold sales of 1.65 million ounces, compared to $501 million in revenue on gold sales of 1.2 million ounces for the prior-year quarter. Sales volumes increased due to the contribution from new mines that began production in 2005. During the quarter, spot gold prices averaged $486 per ounce. We realized an average price of $467 per ounce during the quarter compared to $417 per ounce in the prior-year quarter mainly due to higher spot gold prices. Earnings for fourth quarter 2005 were $175 million ($0.32 per share on a diluted basis), $19 million ($0.03 per share on a diluted basis) higher than the prior-year quarter. The increase in earnings over the prior-year quarter reflects higher gold sales volumes and realized gold prices, partly offset by the impact of special items.
Effect on Earnings Increase (Decrease)

	Three months ended December 31
	2005		2004
($ millions)	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$(1)	$(1)	$6	$6

Gains on sales of investments and mining properties	8	8	35	25

Impairment charges on long-lived assets and investments	(13)	(13)	(135)	(93)

Change in asset retirement obligation estimates	(2)	(3)	(19)	(15)

Deferred stripping accounting changes
Impact on the period compared to previous policy	35	24	—	—

Resolution of Peruvian tax assessment	—	—	21	156

Deferred tax credits
Change in Australian tax status	—	5	—	48
Other	—	32	—	—

Total	$27	$52	$(92)	$127

In fourth quarter 2005, we generated operating cash flow of $269 million compared to operating cash flow of $123 million in the prior-year quarter. Higher operating cash flow primarily relates to the combined effect of higher gold sales volumes and higher realized gold prices.

1.	Total cash costs per ounce excludes amortization — see pages 44-45.

54 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Liquidity, Capital Resources and Financial Position
Cash Flow
Operating Activities
Operating cash flow increased by $217 million in 2005 to $726 million. The key factors that contributed to the year over year decrease are summarized in the table below.
Key Factors Affecting Operating Cash Flow

				Impact on comparative
				operating cash flows
($ millions)
For the years ended				2005 vs	2004 vs
December 31	2005	2004	2003	2004	2003	Comments on significant trends and variances

Gold sales volumes
(000s oz)	5,320	4,936	5,554	$68	$(109)	See page 43.

Realized gold prices
($/oz)	$439	$391	$366	255	123	See page 43.

Total cash costs ($/oz)	227	214	189	(69)	(123)	See page 44.

Sub-total				254	(109)
Other inflows (outflows)

Income tax payments	(80)	(45)	(111)	(35)	66	2005 vs 2004 — Increased payments in 2005 relate to higher gold prices and the start of Lagunas Norte production. 2004 vs 2003 — Large payment in 2003 paid to Canadian tax authorities in relation to 2002 final payment.

Increase in inventories	(151)	(51)	(1)	(100)	(50)	Due to build-up of both ore and supplies inventory at operating mines, particularly for mines that went into production in 2005.

Other non-cash working capital	68	(65)	(45)	133	(20)	2005 vs 2004 — Increase in accounts payable in 2005 mainly due to timing of payments and for mines that began production in 2005. 2004 vs 2003 — Increase in taxes recoverable in 2004 relating to input taxes on mine construction costs.

Interest expense	7	19	44	12	25	See page 51.

Cost of Inmet settlement in 2003	—	—	86	—	86

Effect of other factors				(47)	(8)

Total				$217	$(10)

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 55

Investing Activities

($ millions)
For the years ended December 31	2005	2004	2003	Comments

Growth capital expenditures[1]
Veladero	$213	$284	$68	Costs mainly relate to construction activity. Production start-up in fourth quarter 2005.

Lagunas Norte	100	182	4	Construction activity started in second quarter 2004. Production start-up in second quarter 2005.

Cowal	258	73	24	Construction activity started in second quarter 2004. Higher levels of activity in 2005, leading up to production start-up expected in first quarter 2006.

Tulawaka	5	48	1	Costs mainly relate to construction activity. Production start-up in first quarter 2005.

Pascua-Lama	98	35	9	Higher levels of activity since decision in mid-2004 to proceed with the project, as well as capitalized interest since mid-2004.

Western 102 Power Plant	80	18	—	Construction activity started in first quarter 2004. Higher levels of activity in 2005 in lead-up to production start-up in the fourth quarter.

East Archimedes	35	—	—	Construction activity started in first quarter 2005.

Sub-total	$789	$640	$106

Sustaining capital expenditures
North America	$103	$86	$80	Higher sustaining capital expenditures at Goldstrike in 2005, in particular, a 100-ton shovel purchase and higher budgeted expenditures in general.

Australia/Africa	90	83	115	2003 was higher due to a transition to owner-mining at Plutonic that resulted in equipment purchases.

South America	114	8	17	Purchases of equipment at newly operational mines.

Other	8	7	4

Sub-total	$315	$184	$216

Total	$1,104	$824	$322

1.	Includes both construction costs and capitalized interest.
We plan to fund the expected capital expenditures for 2006 from a combination of our $1 billion cash position at the end of 2005, and operating cash flow that we expect to generate in 2006. We are considering putting in place project financing for a portion of the mine construction costs at Pascua-Lama.
     On February 14, 2006, we entered into an agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. If Antofagasta’s bid is successfully completed, we will reimburse Antofagasta approximately $100 million in cash for 50% of the acquisition, including the claw-back right to be acquired or extinguished from BHP Billiton who has a right to claw-back a material interest in certain Tethyan’s mineral interests.
Financing Activities
The most significant financing cash flows in 2005 were $179 million on issue of new long-term debt obligations, $92 million received on the exercise of employee stock options partly offset by dividend payments made totaling $118 million. We also made scheduled payments under our long-term debt obligations totaling $59 million in 2005.

56 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Liquidity
Liquidity Management
Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include gold production levels, realized gold sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.
     Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects. We had three new mines start in 2005, with a fourth scheduled to start production in first quarter 2006. The costs of construction for these projects were financed through a combination of operating cash flows and the issuance of long-term debt financing. While we consider our liquidity profile to be sound with no reasonably foreseeable trends, demands, commitments, events or circumstances expected to prevent us from funding the capital needed to complete our projects and implement our strategy, no assurance can be given that additional capital investments will not be required to be made at these or other projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and we are unable or choose not to issue common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.
Capital Resources
Adequate funding is in place or available for all our development projects. We plan to put in place project financing for a portion of the expected construction cost of Pascua-Lama; however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flows. We may also invest capital in Russia and Central Asia in 2006 to acquire interests in mineral properties as we develop our business unit there. We expect that any capital required will be funded from a combination of our existing cash position and operating cash flow in 2006.
     The total estimated acquisition cost of Placer Dome is $10.1 billion of which approximately $1.3 billion is the cash portion that is funded by drawing upon our $1 billion credit facility, with the balance from our cash position. We expect to close the sale of certain Placer Dome operations to Goldcorp in the first half of 2006 and receive cash consideration of about $1.5 billion from Goldcorp that will be used to repay amounts borrowed, with respect to the Placer Dome acquisition, on our $1 billion credit facility.
Capital Resources1

($ millions)
For the years ended December 31	2005	2004	2003

Opening capital resources	$2,476	$1,970	$2,044
New sources
Operating cash flow	726	509	519
New and increases to financing facilities[2]	134	1,056	—

	3,336	3,535	2,563

Allocations
Growth capital[3]	(789)	(640)	(106)
Sustaining capital[3]	(315)	(184)	(216)
Dividends	(118)	(118)	(118)
Share buyback	—	(95)	(154)
Other	(30)	(22)	1

Closing capital resources	$2,084	$2,476	$1,970

Components of closing capital resources
Cash and equivalents[5]	$1,037	$1,398	$970
Unutilized credit facilities[4,5]	1,047	1,078	1,000

Total	$2,084	$2,476	$1,970

1.	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

2.	In 2005, includes the $50 million Peruvian bond offering and $84 million lease facility for Lagunas Norte. In 2004, includes the $250 million Veladero project financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.

3.	Growth capital represents capital invested in new projects to bring new mines into production. Sustaining capital represents ongoing capital required at existing mining operations. Sum of growth and sustaining capital equals capital expenditures for the year.

4.	Subsequent to December 31, 2005, we drew upon our $1 billion credit facility to fund the Placer Dome acquisition. Amounts drawn will be repaid upon closure of sales of specific Placer Dome operations to Goldcorp.

5.	Excludes Placer Dome capital resources. At December 31, 2005, Placer Dome had $880 million of cash and equivalents and $873 million of undrawn bank lines of credit available of which $300 million was drawn subsequent to year end.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 57

Credit Rating
At February 10, 2006 from major rating agencies:

Standard & Poor’s (“S&P”)	A–
Moody’s	Baa1
DBRS	A
In 2006, following the acquisition of Placer Dome, our ratings were reviewed and confirmed by Moody’s and DBRS. S&P lowered our rating from ‘A’ to ‘A–’, reflecting Placer Dome’s lower rating. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geo-political risk profile.
Financial Position
Key Balance Sheet Ratios

As at December 31	2005	2004

Non-cash working capital ($ millions)[1]	$151	$141
Net debt ($ millions)[2]	$764	$288
Net debt: equity ratio[3]	0.20:1	0.08:1
Current ratio[4]	3.12:1	4.66:1

1.	Represents current assets, excluding cash and equivalents, less current liabilities.

2.	Represents long-term debt less cash and equivalents.

3.	Represents net debt divided by shareholders’ equity.

4.	Represents current assets divided by current liabilities.
Non-cash working capital increased in 2005 mainly due to increases in inventory levels to support new mines that began production. Capital expenditures exceeded operating cash flow in 2005, resulting in a higher net debt position at the end of 2005. Lower cash balances, partly offset by higher inventory balances, caused our current ratio to decrease at the end of 2005.
Shareholders’ Equity
Outstanding Share Data
As at February 10, 2006, 827.7 million of our common shares, one special voting share and 1.4 million exchangeable shares (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at February 10, 2006, options to purchase 20.2 million common shares were outstanding under our option plans, as well as options to purchase 0.3 million common shares under certain option plans inherited by us in connection with prior acquisitions. We intend to acquire the remaining 6% interest in Placer Dome through a compulsory acquisition procedure that would involve the issuance of additional common shares. For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2005 Management Information Circular and Proxy Statement.
Dividend Policy
In each of the last four years, we paid a total cash dividend of $0.22 per share — $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
     In 2005, the other comprehensive loss of $100 million mainly included gains of $23 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; offset by reclassification adjustments totaling $134 million for gains on hedge contracts designated for 2005 that were transferred to earnings in 2005; and a $8 million unrealized decrease in the fair value of investments.

58 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

     Included in other comprehensive income at December 31, 2005 were unrealized pre-tax gains on currency hedge contracts totaling $171 million, based on December 31, 2005 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.
Contractual Obligations and Commitments1

	Payments due
($ millions)						2011 and
At December 31, 2005	2006	2007	2008	2009	2010	thereafter	Total

Contractual obligations
Long-term debt (1)
Repayment of principal	$62	$589	$79	$67	$28	$894	$1,719
Interest (1)	102	79	56	51	49	696	1,033
Asset retirement obligations (2)	37	30	24	48	33	498	670
Capital leases	19	23	19	19	16	1	97
Operating leases	13	13	13	14	14	9	76
Royalty arrangements and other long-term liabilities (3)	79	70	67	71	65	579	931
Purchase obligations for supplies and consumables	109	89	53	24	17	20	312
Capital commitments (4)	85	—	—	—	—	—	85

Total	$506	$893	$311	$294	$222	$2,697	$4,923

1.	Excludes any Placer Dome obligations and commitments.
Contractual Obligations and Commitments
(1) Long-term Debt and Interest
Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by a deterioration in our credit rating. Projected interest payments on variable rate debt was based on interest rates in effect at December 31, 2005. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
(2) Asset Retirement Obligations
Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.
(3) Royalties and Other Long-term Liabilities
Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a gold price range assumption of $450—$475 per ounce. The most significant royalty agreements are disclosed in note 6 to our Financial Statements. Based on 2005 production levels, an increase in market gold prices by $25 per ounce would result in an annual increase in royalty payments by approximately $8 million.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 59

     Other long-term liabilities includes pension and post-retirement benefits funding in 2006. Funding beyond 2006 is not included in this table as it cannot be reasonably estimated given variable market conditions and actuarial assumptions. In 2006, we expect to make contributions to pension and post-retirement benefits plans totaling $6 million. Other long-term liabilities include derivative liabilities. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions. Refer to note 16c to the Financial Statements.
(4) Capital Commitments
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2005 mainly related to construction at our development projects.
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for Barrick projects, Placer Dome acquired projects and producing mines. The primary Barrick project is Pascua-Lama (refer to page 47 for further details) and the significant Placer Dome projects include Pueblo Viejo, Cortez Hills and Donlin Creek. We are currently in the process of reviewing the capital requirements for the acquired Placer Dome projects and producing mines.
Payments to Maintain Land Tenure and Mineral Property Rights
In the normal course of business, we are required to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.
Contingencies — Litigation
We are currently subject to various litigation as disclosed in note 24 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Financial Instruments
We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on page 55. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 16 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 16e and 16f to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 16d to our Financial Statements.

60 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Summary of Financial Instruments1
As at and for the year ended December 31, 2005

	Principal/			Amounts Not
Financial	Notional	Associated	Amounts Recorded	Recorded in
Instrument	Amount	Risks	in Earnings	Earnings
Cash and equivalents	$1,037 million	■ Interest rate ■ Credit	Interest income less hedge gains on cash hedging instruments — 2005 — $32 million; 2004 — $6 million; 2003 — $13 million	Nil

Investments in available- for-sale securities	$62 million	■ Market	Other income/expense — 2005 — $1 million gain; 2004 — $1 million gain; 2003 — $7 million loss	$12 million gain in OCI

Long-term debt	$1,721 million	■ Interest rate	Interest costs — 2005 — $7 million expensed ($118 million capitalized); 2004 — $19 million expensed ($41 million capitalized); 2003 — $44 million expensed ($5 million capitalized)	Fair value greater than carrying value by $26 million

Hedging instruments — currency contracts	C$788 million A$2,213 million ARS 36 million	■ Market/Liquidity ■ Credit	Hedge gains in cost of sales, corporate administration and amortization — 2005 — $120 million; 2004 — $112 million; 2003 — $65 million	$171 million gain in OCI

Cash hedging instruments — interest rate contracts	$425 million	■ Market/Liquidity ■ Credit	Hedge gains/losses in interest income — 2005 — $6 million gain; 2004 — $19 million gain; 2003 — $18 million gain	$2 million loss in OCI

Debt hedging instruments — interest rate contracts	$500 million	■ Market/Liquidity ■ Credit	Change in fair value recorded in earnings — 2005 — $13 million loss; 2004 — $2 million gain; 2003 — $9 million gain	Nil

Hedging instruments — fuel and propane contracts	Fuel — 2 million barrels Propane — 17 million gallons	■ Market/Liquidity ■ Credit	Hedge gains in cost of sales — 2005 — $10 million; 2004 — $4 million; 2003 — $nil	$38 million gain in OCI

Non-hedge derivatives	Various	■ Market/Liquidity ■ Credit	Gains in other income/expense — 2005 — $6 million; 2004 — $5 million; 2003 — $71 million	Nil

1.	Refer to pages 61-64 for information on gold and silver sales contracts.
Off-Balance Sheet Arrangements
Gold and Silver Sales Contracts
We have historically used gold and silver sales contracts as a means of selling a portion of our annual gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold and silver sales contracts. The terms of our fixed-price gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts. In 2005, we reduced our fixed-price gold sales contracts position by 1.0 million ounces through delivery of 0.8 million ounces of our gold production and the conversion of 0.2 million ounces to floating spot price contracts.
Project Gold Sales Contracts
In July 2004, we announced a decision to proceed with the Pascua-Lama project (“Pascua-Lama”) subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile.
     In anticipation of building Pascua-Lama and in support of any related financing, we have 6.5 million ounces of existing fixed-price gold sales contracts specifically allocated to Pascua-Lama (the “Project

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 61

Gold Sales Contracts”). The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. For these contracts, increasing long-term interest rates in the fourth quarter resulted in a higher expected realizable sales price for these contracts. If long-term interest rates continue to rise, we anticipate the expected realizable sales price to increase.
     As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.
Key Aspects of Pascua-Lama Gold Sales Contracts

(as of December 31, 2005)
Expected delivery dates.[1]	2009–2018, the term of the expected financing.
Future estimated average realizable selling price.	$378/oz.[2]
Mark-to-market value at December 31, 2005.	($1,453) million.[3]

1.	The contract termination dates are in 2016–2019 in most cases, but we currently expect to deliver Pascua-Lama production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control. Refer to page 47 for further details.

2.	Upon delivery of production from 2009–2018, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

3.	At a spot gold price of $513 per ounce and market interest rates.
The allocation of 6.5 million ounces of gold sales contracts to Pascua-Lama involves: i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); ii) the segregation of these contracts from the remaining non-project gold sales contracts (the “Corporate Gold Sales Contracts”); and iii) the eventual settlement of proceeds from these contracts for the benefit of production.
     Through allocation of these gold sales contracts to Pascua-Lama, we significantly reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices. The contracts represent just over 35% of the 18.3 million ounces of gold reserves at Pascua-Lama. These contracts do not impact any of the 684.7 million ounces of silver contained in gold reserves at Pascua-Lama.
Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts
Fixed-price Corporate Gold Sales Contracts, which at December 31, 2005 totaled 6.0 million ounces, represent approximately one year of Barrick’s expected future gold production (excluding Placer Dome) and approximately 8.5% of our proven and probable reserves, in each case excluding Pascua-Lama and Placer Dome. At December 31, 2005, we had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $127 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market gold spot price at the time of delivery adjusted based on the difference between the spot price and the contract price at the time of such election.
Key Aspects of Corporate Gold Sales Contracts

(as of December 31, 2005)
Current termination date of contracts.	2015 in most cases.
Average estimated realizable selling price in 2015.	$458/oz.[1]
Mark-to-market value at December 31, 2005.
Corporate Gold Sales Contracts.	($1,277) million.[2]
Floating Spot-Price Gold Sales Contracts.	($89) million.[2]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 0.75%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot gold price of $513 per ounce, and market interest rates.

62 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

In January 2006, we acquired the Pueblo Viejo development project (“Pueblo Viejo”) as part of the Placer Dome acquisition. Once the sale of certain Placer Dome operations to Goldcorp closes, we will have a 60% interest in the project. In anticipation of financing our share of this project, subsequent to year end we allocated 3.0 million ounces of our Corporate Gold Sales Contracts to this project. This allocation does not impact any of the 40% interest in Pueblo Viejo to be owned by Goldcorp.
     We have an obligation to deliver gold by the termination date (currently 2015 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $458/oz price estimate could change over time due to a number of factors, including but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Corporate Gold Sales Contract position, is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).
     The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.
     A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.
     As a result of the Placer Dome acquisition, Barrick’s gold sales contracts increased to 20 million ounces on a pro forma basis as at December 31, 2005. Since year end, Placer Dome’s gold hedge program has been reduced and simplified with all outstanding sold call options eliminated. As of February 22, 2006, the combined gold sales contracts totaled 18.5 million ounces, a reduction of 1.5 million ounces since year-end 2005. Of this total, 9.5 million ounces are allocated as Project Gold Sales Contracts in support of the Pascua-Lama and Pueblo Viejo development projects. The remaining 9.0 million ounces of Corporate Gold Sales Contracts represent 8% of total reserves excluding Pascua-Lama and Pueblo Viejo. Further reductions may be expected as we remain committed to reducing our gold sales contracts in this favorable gold price environment.
Fixed-Price Silver Sales Contracts

(as of December 31, 2005)
Millions of silver ounces.	15
Current termination date of silver sales contracts.	2015 in most cases.
Average estimated realizable selling price at 2015 termination date.	$7.40/oz.[1]
Mark-to-market value at December 31, 2005.	($43) million.[2]

1.	Approximate estimated value based on current market contango of 2.5%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot silver price of $8.83 per ounce.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 63

We also have floating spot-price silver sales contracts under which we are committed to deliver 7.5 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $1.25 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.
Key Terms of Gold and Silver Sales Contracts
In all of our MTAs, which govern the terms of gold and silver sales contracts with our 19 counterparties, the following applies:
■	The counterparties do not have unilateral and discretionary “right to break” provisions.

■	There are no credit downgrade provisions.

■	We are not subject to any margin calls — regardless of the price of gold or silver.

■	We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.

■	At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2015 in most cases).
The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or our principal hedging subsidiary’s ability to perform our or its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:
■	We must maintain a minimum consolidated net worth of at least $2 billion; it was $3.9 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

■	We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; it was 0.5:1 at year end.
In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.
     As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2015 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.
Fair Value of Derivative Positions

($ millions)	Unrealized
As at December 31, 2005	Gain/(Loss)

Corporate Gold Sales Contracts	$(1,277)
Pascua-Lama Gold Sales Contracts	(1,453)
Floating Spot-Price Gold Sales Contracts	(89)
Silver Sales Contracts	(43)
Floating Spot-Price Silver Sales Contracts	(9)
Foreign currency contracts	128
Interest rate contracts	30
Fuel contracts	42

$(2,671)

64 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Critical Accounting Policies and Estimates
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.
     Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.
Accounting Policy Changes in 2005
This section includes a discussion of accounting changes that were adopted in our 2005 Financial Statements.
Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry (“EITF 04-6”)
In 2005, we adopted EITF 04-6, which relates to the accounting for stripping costs in the production stage at a mine. The new accounting rules require the actual stripping costs incurred each period be reflected in the cost of ore mined for the same period, and will likely lead to greater period-to-period volatility in total cash costs. Previously, stripping costs were deferred and amortized based on a life-of-mine stripping ratio that smoothed the costs over time. Results for periods prior to 2005 were not restated in accordance with the transition rules of EITF 04-6. Cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated, and are therefore not comparable to current-year amounts. The impact of this change in comparison to 2004 was to increase net income for 2005 by $44 million ($0.08 per share) and decrease cost of sales for 2005 by $64 million ($12 per ounce lower total cash costs). Results for 2005 also include a $6 million post-tax credit ($0.01 per share) to reflect the cumulative effect of the policy for periods prior to January 1, 2005.
Impact of EITF 04-6 on Total Cash Costs Per Ounce Statistics

	Three months ended	Year ended
	December 31, 2005	December 31, 2005
(dollars per ounce)	Increase (decrease)	Increase (decrease)

Goldstrike Open Pit	$(12)	$(12)
Round Mountain	1	16
Hemlo	19	11
Pierina	(45)	(37)
Lagunas Norte	(96)	(66)
Kalgoorlie	67	9
Plutonic	—	(17)
Lawlers	9	8
Tulawaka	11	48
Total cash costs per ounce	$(22)	$(12)

Future Accounting Policy Changes
This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements. On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) and FASB No. 151, Inventory Costs (“FAS 151”). We do not expect that the adoption of FIN 47 or FAS 151 will have a material effect on our Financial Statements, and therefore a detailed discussion of these accounting changes has not been included.
FAS 123R, Share-Based Payment, a Revision to FAS 123 and a Replacement of APB 25 and FAS 148
FAS 123R includes in its scope our stock options, Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The adoption of FAS 123R will not significantly change how we account for RSUs and DSUs. Historically we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 65

over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires the cost of all share-based payment transactions with employees be recognized as an expense starting in our 2006 fiscal year.
     FAS 123R permits two possible transition methods: modified prospective or modified retrospective. Under both methods the cost of share-based payments will be recorded in 2006, but the modified retrospective method requires restatement of prior year comparative amounts, whereas the modified prospective method does not. Under either method, we expect to record an expense of about $25 million in 2006 for unvested stock options granted through December 31, 2005. Under the modified retrospective method we would restate our income statement for prior periods to reflect a compensation expense of $29 million in 2004 and $26 million in 2005 and an adjustment to opening 2004 retained earnings of $183 million for years prior to 2004.
Exposure Draft, Accounting for Uncertain Tax Positions
On July 14, 2005, the Financial Accounting Standards Board (“FASB”) issued an exposure draft and later issued some amendments of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed Interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is more likely than not of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the more likely than not threshold is no longer met and it is more likely than not that the tax position will not be sustained.
     The proposed interpretation would be effective starting in 2007 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the more likely than not threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as a cumulative-effect adjustment in the 2007 income statement (restatement is not permitted). The comment period ended on September 12, 2005. Subsequent to this date FASB has issued and continues to issue redeliberations of certain aspects of the exposure draft. We are presently evaluating the impact of this exposure draft on our Financial Statements.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; where there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold production could differ from expected gold production based on reserves, and an adverse change in gold or silver prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grade and gold and silver recovery rates from estimates.

66 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

     A key trend that could reasonably impact reserve estimates is rising market gold prices, because the gold price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the gold price assumption used to measure reserves has also been rising. The gold price assumption was $400 per ounce in 2005 (2004: $375 per ounce; 2003: $325 per ounce).
     The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:
■	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

■	Reserves at underground mines are often more sensitive to gold price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.
Impact of Historic Changes in Reserve Estimates on Amortization

	2005		2004
For the years ended December 31	Reserves	Amortization	Reserves	Amortization
($ millions, except reserves in	increase	increase	increase	increase
millions of contained oz)	(decrease)[1]	(decrease)	(decrease)[1]	(decrease)

Goldstrike Open Pit	2.1	$(5)	1.5	$(3)
Goldstrike Underground	0.1	(4)	0.2	(4)
Round Mountain	0.4	(1)	0.2	(1)
Lawlers	0.1	(2)	—	—
Eskay Creek	(0.1)	6	(0.1)	5
Pierina	0.3	(22)	0.3	(10)
Hemlo	(0.2)	2	(0.1)	1
Plutonic	0.2	(1)	0.5	(2)
Kalgoorlie	(0.2)	—	0.9	(1)
Darlot	0.1	—	—	—
Marigold	0.1	(1)	0.1	(1)
Bulyanhulu	0.1	—	(0.4)	1

Total	3.0	$(28)	3.1	$(15)

1.	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.
Impairment Assessments of Investments
Each reporting period we review all available-for-sale securities whose fair value at the end of period is below cost to determine whether an other-than-temporary impairment has occurred. We consider all relevant facts or circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. Changes in the values of these investments are caused by market factors beyond our control and could be significant, and the amount of any impairment charges could materially impact earnings. In 2005, we reviewed two investments that were impaired, and after concluding that the impairments were other-than-temporary, we recorded an impairment charge of $16 million (2004: $5 million, 2003: $11 million).

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 67

Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review each mine and development project for recoverability by comparing the total carrying value of the assets of that mine or project to the expected future cash flows associated with that mine or project. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flow reflect:
■	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

■	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

■	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

■	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

■	Environmental remediation costs excluded from the measurement of asset retirement obligations.
We record a reduction of a group of assets to fair value as a charge to earnings if the discounted expected future cash flows are less than the carrying amount. We generally estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.
     Expected future cash flows are inherently uncertain and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold and silver prices, other commodity and consumables costs and currency exchange rates, estimates of costs to produce reserves and future sustaining capital. If a significant adverse change in the market gold price occurred that caused us to revise the price assumptions downwards, the conclusions on the impairment tests could change, subject to the effect of changes in other factors and assumptions. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.
     Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. We make this determination using available evidence taking into account current expectations for each mining property.
     For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration-stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. We monitor the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future

68 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

cash flows. In general, if an impairment occurs at an exploration-stage property, it would probably have minimal value and most of the acquisition cost may have to be written down. Impairment charges are recorded in other income/expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset.
     In 2004, we completed impairment tests for the Cowal project, the Eskay Creek mine and various Peruvian exploration-stage properties. For Cowal, an impairment test was completed, incorporating upward revisions to estimated capital and operating costs for the project and the impact of the US dollar exchange rate on Australian dollar expenditures, measured at market prices. On completion of this test in 2004, we concluded that the project was not impaired. On completion of the impairment test for Eskay Creek, we concluded that the mine was impaired, and we recorded a pre-tax impairment charge of $58 million. On completion of the exploration program for 2005 and updating assessments of future plans, we concluded that a group of Peru-vian exploration-stage properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million. Throughout 2005, we updated our impairment assessments for the Eskay Creek mine and Cowal project and we concluded that they were not impaired at the end of 2005.
Production Start Date
We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but, are not limited to, the following:
■	The level of capital expenditures compared to construction cost estimates

■	Completion of a reasonable period of testing of mine plant and equipment

■	Ability to produce gold in saleable form (within specifications)

■	Ability to sustain ongoing production of gold
In 2005, we determined the production start dates for three new mines: Tulawaka, Lagunas Norte and Veladero. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.
Fair Value of Asset Retirement Obligations (AROs)
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.
     The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of noncompliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 69

and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.
     At our operating mines, we continued to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.
     At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.
     In 2005, we recorded increases in ARO estimates of $91 million (2004: $68 million; 2003: $10 million) of which $47 million of this increase (2004: $14 million; 2003: nil) related to new AROs at development projects and mines that commenced production during 2005. A further $29 million (2004: $32 million; 2003: nil) relates to updates of the assessment of the extent of water treatment and other assumptions at our operating mines. We recorded increases in AROs of $15 million at our closed mines, which were charged to earnings (2004: $22 million; 2003: $10 million).
AROs at December 31, 2005

($ millions)

Operating mines	$280
Closed mines	154
Development projects	12

Total	$446

70 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Deferred Tax Assets and Liabilities
Measurement of Temporary Differences
We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office (“ATO”) and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.
Valuation Allowances
Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable and valuation allowances has been rising gold prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.
     In 2005, we released valuation allowances totaling $32 million, which mainly included amounts totaling $31 million in Argentina, relating to the effect of the higher gold price environment and start-up of production at Veladero in 2005. We released valuation allowances totaling $5 million in 2004 and $62 million in 2003. In 2004, the release was as a consequence of an election to consolidate our Australian operations into one tax group. Valuation allowances released in 2003 mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.
     The Placer Dome acquisition may cause us to reconsider that some of our deferred tax assets, to which valuation allowances have been applied, are now more likely than not to be realized. If we determine that, as a direct result of the Placer Dome acquisition, some or all of the valuation allowances can be released, any amounts that we release may be reflected as an adjustment to goodwill in the purchase price allocation.
Valuation allowances at December 31

($ millions)	2005	2004

United States	$209	$195
Chile	124	129
Argentina	46	75
Canada	63	73
Tanzania	204	146
Australia	2	3
Other	8	8

	$656	$629

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 71

United States: most of the valuation allowances relate to the full amount of Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the Alternative Minimum Tax credits.
Chile and Argentina: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the allowances.
Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains are realized.
Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu and Tulawaka mines, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu and Tulawaka will be higher, we may release some or all of the valuation allowance.
Stock-Based Compensation
We calculate and disclose in our Financial Statements pro forma compensation expense for employee stock options. Commencing in first quarter 2006, we will record compensation expense in earnings for employee stock options, based on the estimated fair market value of employee stock options on their grant date. The most significant assumptions involving judgment that affect a stock option’s fair value include, but are not limited to: expected volatility, expected term and expected exercise behavior of option holders.
     We determine expected future volatility by taking into consideration both historical volatility of our US dollar share price and the implied volatility of our US dollar market traded stock options. Under the Black-Scholes valuation model, the term assumption takes into consideration expected rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on expected exercise behavior of option holders based on multiple share price paths. When reviewing the historical behavior of option holders, we segregate the population into groups with similar characteristics.
     Stock option expense is impacted by estimated forfeiture rates for stock options. We estimate forfeiture rates by considering trends in historical forfeiture rates. If actual forfeiture rates differ from estimated rates, we adjust our stock option expense to reflect revised expectations. For assumptions used in stock option valuation, we apply any updated assumptions to the valuation of future grants. Our option fair value has changed at each grant date as we update our historical data used to calculate specific assumptions, namely; the expected volatility and expected term of the option. With each grant date, we incorporate the current market stock price and interest rates into our valuation model, both of these assumptions change on an ongoing basis.

72 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

Cautionary Statement on Forward-Looking Information
Certain information contained or incorporated by reference in this Annual Report 2005, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
     We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 73

Glossary of Technical Terms
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.
BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.
CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.
DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.
DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing.
Recovered grade: actual metal content of ore determined after processing.
Reserve grade: estimated metal content of an orebody, based on reserve calculations.
HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.
LIBOR: The London Inter-Bank Offered Rate for deposits.

74 ■ Management’s Discussion and Analysis	Barrick Annual Report 2005

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See page 125 — “Gold Mineral Reserves and Mineral Resources.”
MINERAL RESOURCE: See page 125 — “Gold Mineral Reserves and Mineral Resources.”
MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.
MINING RATE: Tons of ore mined per day or even specified time period.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
REFINING: The final stage of metal production in which impurities are removed from the molten metal.
ROASTING: The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Barrick Annual Report 2005	Management’s Discussion and Analysis ■ 75

Key Statistics

	Three months ended		Year ended
(in United States dollars)	December 31,		December 31,
(Unaudited)	2005	2004	2005	2004

Operating Results
Gold production (thousands of ounces)[1]	1,648	1,169	5,460	4,958
Gold sold (thousands of ounces)	1,650	1,200	5,320	4,936
Per Ounce Data
Average spot gold price	$486	$434	$444	$409
Average realized gold price	467	417	439	391
Total cash costs[2]	221	223	227	214
Amortization[3]	74	76	76	86
Total production costs	295	299	303	300

Financial Results (millions)
Gold sales	$776	$501	$2,350	$1,932
Net income	175	156	401	248
Operating cash flow	269	123	726	509
Per Share Data (dollars)
Net income (basic)	0.33	0.30	0.75	0.47
Net income (diluted)	0.32	0.29	0.75	0.46
Operating cash flow (basic and diluted)	0.50	0.23	1.35	0.95
Weighted average common shares outstanding (millions)[4]	541	534	538	534

	As at	As at
	December 31,	December 31,
	2005	2004

Financial Position (millions)
Cash and equivalents	$1,037	$1,398
Non-cash working capital	151	141
Long-term debt[5]	1,721	1,655
Shareholders’ equity[6]	3,850	3,574

[1]	Includes equity ounces in Highland Gold.

[2]	Represents cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by ounces of gold sold. For further information on this performance measure, refer to page 17.

[3]	Represents amortization expense at the Company’s producing mines divided by ounces of gold sold.

[4]	Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.

[5]	We drew down $1 billion under our credit agreement subsequent to December 31, 2005 to pay for the cash component of the Placer acquisition. We expect to repay the amounts borrowed with proceeds realized on closing of the Goldcorp agreement.

[6]	Shareholders’ equity increased subsequent to December 31, 2005, in connection with the Placer Dome acquisition, refer to note 3 to the Financial Statements.

Barrick Year-End 2005	Summary Information ■ 5

Production and Cost Summary

	Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)[1]
	Three months ended		Year ended		Three months ended		Year ended
	December 31,		December 31,		December 31,		December 31,
(Unaudited)	2005	2004	2005	2004	2005	2004	2005	2004

North America
Open Pit	495	373	1,514	1,381	$217	$230	$235	$249
Underground	127	134	510	562	345	233	314	255

Goldstrike Property Total	622	507	2,024	1,943	242	231	255	250
Eskay Creek	25	73	172	290	15	7	49	32
Round Mountain (50%)	78	84	368	381	291	267	246	225
Hemlo (50%)	51	66	230	247	317	232	288	241
Holt-McDermott[2]	—	—	—	55	—	—	—	197
Marigold (33%)	19	15	69	47	213	194	219	198

	795	745	2,863	2,963	245	212	244	223

South America
Pierina	174	94	628	646	165	155	139	111
Lagunas Norte	298	—	550	—	102	—	110	—
Veladero	51	—	56	—	n/a	—	n/a	—

	523	94	1,234	646	126	155	126	111

Australia/Africa
Plutonic	57	74	251	305	293	251	263	223
Darlot	39	28	135	140	237	255	259	210
Lawlers	38	29	131	110	231	249	271	246
Kalgoorlie (50%)	81	110	417	444	331	241	248	234

	215	241	934	999	291	247	257	229
Bulyanhulu	72	89	311	350	401	323	358	284
Tulawaka (70%)	33	—	87	—	217	—	253	—

	320	330	1,332	1,349	303	265	280	243

Highland equity portion	10	—	31	—	314	n/a	303	n/a

Total	1,648	1,169	5,460	4,958	$221	$223	$227	$214

	Total Production Costs (US$/oz)
	Three months ended		Year ended
	December 31,		December 31,
(Unaudited)	2005	2004	2005	2004

Direct mining costs[3]	$237	$265	$255	$248
Hedge gains[4]	(16)	(24)	(21)	(19)
By-product credits	(19)	(35)	(25)	(30)

Cash operating costs	202	206	209	199
Royalties	12	13	12	11
Production taxes	5	2	4	2
Accretion and other costs	2	2	2	2

Total cash costs	221	223	227	214
Amortization	74	76	76	86

Total production costs	$295	$299	$303	$300

[1]	Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to page 34 for further details. For further information on this performance measure, refer to page 17.

[2]	Holt-McDermott ceased production in fourth quarter 2004.

[3]	At market currency exchange rates and commodity prices.

[4]	From currency and commodity hedge contracts.

6 ■ Summary Information	Barrick Year-End 2005